UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 23)
THE GORMAN-RUPP COMPANY
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
38 3082 10 4
(CUSIP Number)
DECEMBER 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

Page 1 of 4 Pages

CUSIP No.	38 3082 10 4	13G	Page	2	of	4 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person JAMES C. GORMAN

2	CHECK ☑ THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OR ORGANIZATION

	UNITED STATES (State of Ohio)

	5	SOLE VOTING POWER

NUMBER OF		653,177

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		672,003

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		653,177

WITH	8	SHARED DISPOSITIVE POWER

		672,003

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,325,180

10	CHECK BOX ☑ IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.93%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 23)
Item 1 (a) Name of Issuer:
THE GORMAN-RUPP COMPANY
Item 1 (b) Address of Issuer’s Principal Executive Office:
305 BOWMAN STREET, MANSFIELD, OHIO 44903
Item 2 (a) Name of Person Filing:
JAMES C. GORMAN
Item 2 (b) Address or Principal Business Office or, if none, Residence:
305 BOWMAN STREET, MANSFIELD, OHIO 44903
Item 2 (c) Citizenship:
UNITED STATES (State of Ohio)
Item 2 (d) Title of Class of Securities:
COMMON SHARES, WITHOUT PAR VALUE
Item 2 (e) CUSIP Number:
38 3082 10 4
Item 3. Status of Person Filing.
Not Applicable.
Item 4. Ownership.

(a) Amount Beneficially Owned:	1,325,180

(b) Percent of Class:	7.93%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	653,177
(ii) shared power to vote or to direct the vote	672,003
(iii) sole power to dispose or to direct the disposition of	653,177
(iv) shared power to dispose or to direct the disposition of	672,003
Page 3 of 4 Pages

Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable ☑
Response to this Item is contained on the separate sheet(s) attached hereto
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

/s/ James C. Gorman
Signature

James C. Gorman, Chairman
Name/Title
Page 4 of 4 Pages